Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations, net of minority interests	$93,006	$51,929	$106,509	$45,035	$54,968

Interest expense incurred, net	484,776	419,812	353,674	297,817	280,073
Amortization of deferred financing costs	10,522	8,120	6,381	5,717	5,094
Allocation to Minority Interests:
Operating Partnership, net	4,369	784	3,842	(638)	(3,371)
Preference Interests and Junior Preference Units	441	2,002	7,606	19,490	20,536
Premium on redemption of Preference Interests	—	684	4,134	1,117	—

Earnings before combined fixed charges and preferred distributions
	593,114	483,331	482,146	368,538	357,300

Preferred Share distributions	(22,792)	(37,113)	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	(6,154)	(3,965)	(4,359)	—	(20,237)
Preference Interest and Junior Preference Unit distributions	(441)	(2,002)	(7,606)	(19,490)	(20,536)
Premium on redemption of Preference Interests	—	(684)	(4,134)	(1,117)	—

Earnings before combined fixed charges	$563,727	$439,567	$416,405	$294,185	$240,092

Interest expense incurred, net	$484,776	$419,812	$353,674	$297,817	$280,073
Amortization of deferred financing costs	10,522	8,120	6,381	5,717	5,094
Interest capitalized for real estate and unconsolidated entities under development
	45,107	20,734	13,701	13,969	20,647

Total combined fixed charges	540,405	448,666	373,756	317,503	305,814

Preferred Share distributions	22,792	37,113	49,642	53,746	76,435
Premium on redemption of Preferred Shares	6,154	3,965	4,359	—	20,237
Preference Interest and Junior Preference Unit distributions	441	2,002	7,606	19,490	20,536
Premium on redemption of Preference Interests	—	684	4,134	1,117	—

Total combined fixed charges and preferred distributions
	$569,792	$492,430	$439,497	$391,856	$423,022

Ratio of earnings before combined fixed charges to total combined fixed charges (1)
	1.04	—	1.11	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)
	1.04	—	1.10	—	—

(1) For 2006, 2004 and 2003, the coverage deficiencies on both ratios approximated $9.1 million, $23.3 million and $65.7 million, respectively.  All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented.  For all years presented, the ratios have been further reduced due to non-cash depreciation expense charges and premiums on the redemption of Preferred Shares and/or Preference Interests.  The Company was in compliance with its unsecured public debt covenants for all years presented.